August 5, 2009	Jenner & Block llp 330 N. Wabash Avenue Chicago, IL 60611 Tel 312-222-9350 www.jenner.com	Chicago Los Angeles New York Washington, DC

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Thomas A. Monson Tel 312 840-8611 Fax 312 840-8711 tmonson@jenner.com

Attention:	Mellissa Campbell Duru Special Counsel Office of Mergers & Acquisitions

Re:	RCN Corporation Schedule TO-I Filed July 16, 2009 Schedule TO-I/A Filed July 23, 2009 Schedule TO-I/A Filed July 30, 2009 File No. 5-51715
Dear Ms. Duru:
     RCN Corporation, a Delaware corporation (the “Company”), filed a Schedule TO-I with the Securities and Exchange Commission (the “SEC”) on July 16, 2009, a Schedule TO-I/A with the SEC on July 23, 2009 and a Schedule TO-I/A with the SEC on July 30, 2009 relating to an offer by the Company to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $.01 per share, issued under the Company’s 2005 Stock Compensation Plan on a value-for-value basis for the grant of new options to purchase shares of the Company’s common stock. This letter, which is being submitted on behalf of the Company, responds to the oral comments issued on August 4, 2009 by Mellissa Campbell Duru of the SEC in connection with the above-referenced submission and supplements the Company’s response letter of July 30, 2009.
     The responses to the comments from the staff of the SEC (the “Staff”) are numbered to relate to the corresponding comments in the Staff’s July 29, 2009 letter that were reissued on August 4, 2009. The responses reference Amendment No. 3 to Schedule TO-I, which the Company filed with the SEC today.
3.	You disclose that the only means to tender is electronically by means of the Option Exchange Program Website. Further, you disclose that you will not accept tenders submitted via means other than the web site, including tenders directly delivered to RCN. Please provide us with a legal analysis as to why you believe restricting the means of tendering to this process under all circumstances is acceptable. Your response should also address the consideration you have given to accommodating eligible optionholders who may not have computer access or who may experience difficulties (technical or otherwise) in accessing the Option Exchange Program Website.

Securities and Exchange Commission
August 5, 2009

     The Company has amended the relevant disclosure as set forth in Amendment No. 3 to Schedule TO-I to address the Staff’s comments.
4.	You disclose that withdrawals may only be submitted through the Option Exchange Program Website and advise that any other means of submission of a withdrawal, including delivery directly to RCN, will not be accepted. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). We may have additional comments.
     The Company has amended the relevant disclosure as set forth in Amendment No. 3 to Schedule TO-I to address the Staff’s comments.
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     We sincerely appreciate the time and attention you have given to your review of the Schedule TO-I, as amended. If you or others have any questions or would like more information, please do not hesitate to contact Jennifer McGarey, Vice President, Human Resources & Acting General Counsel of RCN Corporation, at (703) 434-8530 or Thomas A. Monson of Jenner & Block LLP, counsel to RCN Corporation, at (312) 840-8611.

Very truly yours,

Thomas A. Monson

cc:	Jennifer McGarey RCN Corporation Vice President, Human Resources & Acting General Counsel 196 Van Buren Street Herndon,VA 20170

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